                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)


                              Atlantic Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   048798-10-2
                                   -----------
                                 (CUSIP Number)


                                  Milton Cooper
                            Kimco Realty Corporation
                             3333 New Hyde Park Road
                          New Hyde Park, NY 11042-0020
                                 (516) 869-9000

                                 with a copy to:

                              Raymond Y. Lin, Esq.
                           Erica H. Steinberger, Esq.
                                Latham & Watkins
                                885 Third Avenue
                            New York, New York 10022
                                 (212) 906-1200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 January 1, 2001
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .


                         (Continued on following pages)
                              (Page 1 of 10 pages)

----------------------                                       -----------------
CUSIP No.  048798-10-2                 13D                     Page 2 of 10
----------------------                                       -----------------

--------------------------------------------------------------------------------

   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

           Kimco Realty Corporation
--------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------

   3       SEC USE ONLY

--------------------------------------------------------------------------------

   4       SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    / /
           TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Maryland
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

                                       345,498
     NUMBER OF                --------------------------------------------------
      SHARES                      8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                          692,539
      EACH                    --------------------------------------------------
    REPORTING                     9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                             345,498
                              --------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       692,539
--------------------------------------------------------------------------------

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,038,037
--------------------------------------------------------------------------------

  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
  13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.1%
--------------------------------------------------------------------------------

  14       TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

----------------------                                       -----------------
CUSIP No.  048798-10-2                 13D                     Page 3 of 10
----------------------                                       -----------------

--------------------------------------------------------------------------------

   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

           Kimco Realty Services, Inc.
--------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------

   3       SEC USE ONLY

--------------------------------------------------------------------------------

   4       SOURCE OF FUNDS

           WC, AF
--------------------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    / /
           TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

                                       None
     NUMBER OF                --------------------------------------------------
      SHARES                      8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                          692,539
      EACH                    --------------------------------------------------
    REPORTING                     9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                             None
                              --------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       692,539
--------------------------------------------------------------------------------

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           692,539
--------------------------------------------------------------------------------

  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
  13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.4%
--------------------------------------------------------------------------------

  14       TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

----------------------                                       -----------------
CUSIP No.  048798-10-2                 13D                     Page 4 of 10
----------------------                                       -----------------

--------------------------------------------------------------------------------

   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

           Milton Cooper
--------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------

   3       SEC USE ONLY

--------------------------------------------------------------------------------

   4       SOURCE OF FUNDS

           00
--------------------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    / /
           TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

                                       29,824
     NUMBER OF                --------------------------------------------------
      SHARES                      8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                          3,127
      EACH                    --------------------------------------------------
    REPORTING                     9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                             29,824
                              --------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       3,127
--------------------------------------------------------------------------------

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           32,951
--------------------------------------------------------------------------------

  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /X/

--------------------------------------------------------------------------------
  13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           .9%
--------------------------------------------------------------------------------

  14       TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

                                                             Page 5 of 10 pages



         This Amendment No. 8 amends and supplements the Schedule 13D filed on May 24, 1996, and amended on July 3, 1996, by Kimco Realty Corporation, a Maryland corporation ("Kimco"), and Milton Cooper and further amended on May 15, 1997, June 10, 1997, April 30, 1998, September 20, 1999, August 10, 2000 and
August 23, 2000 by Kimco, Milton Cooper and Kimco Realty Services, Inc., a Delaware corporation ("Services") (as amended, the "Schedule 13D"), relating to the common shares of beneficial interest, par value $.01 per share (the "Shares"), of Atlantic Realty Trust, a Maryland corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

         Item 2.  Identity and Background.

         (a)-(c), (f)     As of January 1, 2001, Mr. Cooper transferred all of
the outstanding voting stock of Services owned by him to Kimco.

         Information with respect to the executive officers and directors of Kimco and Services, other than Mr. Cooper, required by Instruction C of Schedule 13D is set forth on Schedule I hereto and incorporated herein by reference.

         (d) and (e)      During the last five years, none of the Reporting
Persons nor, to the best knowledge of the Reporting Persons, any other person named on Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal, or state securities laws or finding any violation with respect to such laws.

         Item 5.  Interest in Securities of the Issuer.

         (a) Kimco beneficially owns 1,038,037 Shares (which includes all of the Shares owned by Services, all of whose outstanding voting common stock is owned by Kimco), or approximately 29.1% of the outstanding Shares, and Services beneficially owns an aggregate of 692,539 Shares, or approximately 19.4% of the outstanding Shares (based on 3,561,553 Shares reported by the Company to be outstanding as of May 4, 2001, in the Company's Quarterly Report on Form 10-Q for the Period Ended March 31, 2001).

         Mr. Cooper beneficially owns 32,951 Shares, or approximately .9% of the outstanding Shares, of which 2,012 Shares are held through IRA accounts, and 3,127 Shares are held by a trust for Adam Kimmel, the son of Martin S. Kimmel (the "Kimmel Trust"), for which Mr. Cooper serves as a trustee. Such holdings do not include an aggregate of 6,050 Shares held by Mr. Cooper's adult children or their spouses, an aggregate of 2,979 Shares held by nine trusts for the benefit of Mr. Cooper's grandchildren, for which certain of such adult children serve as trustees, or 3,750 Shares held by CLS General Partnership Corporation (a Delaware corporation which serves as the general partner of Power Test Investors Limited Partnership, a New York limited partnership), of which Mr. Cooper is a stockholder and serves as secretary and a director, as to all of which Shares Mr. Cooper disclaims beneficial ownership.

                                                             Page 6 of 10 pages



         Except as set forth herein, each of the Reporting Persons disclaims beneficial ownership of any Shares beneficially owned by any other person described in this Item 5(a) or on Schedule II to the Schedule 13D.

         (b) Each Reporting Person has sole power to vote, or direct the vote, and to dispose or direct the disposition of, all Shares reported as beneficially owned by it or him, except that, (i) Kimco, by reason of its ownership of all of Services' voting common stock, shares the power to direct the vote or the disposition of all Shares reported as beneficially owned by Services, and (ii) with respect to the 3,127 Shares held by the Kimmel Trust, Mr. Cooper shares such power with the other trustee.

         (c) Set forth below are all transactions in Shares effected by or for the account of Services since August 15, 2000 and not previously reported. Each transaction was an open-market purchase:

          Date         No. of Shares        Price per Share
          ----         -------------        ---------------
         8/15/00            3,000                $7.52
         9/07/00              600                $7.75
         9/08/00            1,200                $8.00
        10/12/00            3,000                $8.375
        10/17/00            1,100                $8.375
        10/18/00            1,000                $8.375
        10/20/00            9,900                $8.375
        10/23/00           10,000                $8.375
        11/15/00            7,211                $8.00

         (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons, except that, with respect to the Shares owned by the Kimmel Trust, such Trust and the trustee thereof who shares such power with Mr. Cooper.

                                                             Page 7 of 10 pages


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                KIMCO REALTY CORPORATION


                                By: /s/ Milton Cooper
                                    ----------------------------------
                                Name:  Milton Cooper
                                Title: Chairman and Chief Executive
                                Officer

                                KIMCO REALTY SERVICES, INC.


                                By: /s/ Milton Cooper
                                    ----------------------------------
                                Name:  Milton Cooper
                                Title: President


                                /s/ Milton Cooper
                                -------------------------------------
                                Milton Cooper
Dated: August 9, 2001

                                                             Page 8 of 10 pages

                                  EXHIBIT INDEX

Exhibit                                                             Page Number
1.       Joint Filing Agreement                                          *
2.       Joint Filing Agreement                                          *
3.       Standstill Agreement                                            *
4.       Amended Standstill Agreement                                    *

---------
* Previously filed

                                                             Page 9 of 10 pages


                                   SCHEDULE I

         Set forth below is the name, principal business, business address and beneficial ownership of Shares of each executive officer and director of Kimco and Services, other than Milton Cooper, for whom such information is contained in Items 2 and 5 of the Schedule 13D. Unless otherwise indicated, the current business address of each person is c/o Kimco, 3333 New Hyde Park Road, Suite 100, New Hyde Park, NY 11041-0020. Each such person is a citizen of the United States of America.

1. Executive Officers & Directors of Kimco.

                 Name                           Principal Occupation or Employment            Shares Beneficially
                 ----                           ----------------------------------            -------------------
                                                                                                     Owned(1)
                                                                                                     --------
Martin S. Kimmel                         Director, Chairman (Emeritus) of the Board of               10,487(2)
                                         Directors of Kimco

Michael J. Flynn                         Vice Chairman of the Board of Directors,                      -0-
                                         President and Chief Operating Officer of Kimco

Richard G. Dooley                        Director of Kimco; Consultant to Massachusetts                -0-
c/o Massachusetts Mutual Life            Mutual Life Insurance Company
Insurance Company
1295 State Street
Springfield, Mass. 01111

Joe Grills                               Director of Kimco; Chief Investment Officer for               -0-
11479 Twin Mountains Road                the IBM Retirement Funds, 1986-1993
Clifton, VI 22733

Frank Lourenso                           Director of Kimco; Executive Vice President of                -0-
c/o The Chase Manhattan Bank             J.P. Morgan
270 Park Avenue
New York, NY 10017

Thomas A. Caputo                         Executive Vice President of Kimco                             -0-

Glenn G. Cohen                           Vice President and Treasurer of Kimco                         -0-

Joseph V. Denis                          Vice President, Construction of Kimco                         -0-

Jerald Friedman                          Executive Vice President of Kimco                             -0-

David Henry                              Vice Chairman of the Board of Directors and                   -0-
                                         Chief Investment Officer of Kimco

Bruce M. Kauderer                        Vice President, Legal and Secretary of Kimco                  -0-

Mitchell Margolis                        Vice President - Chief Information Officer of                 -0-
                                         Kimco

Robert Nadler                            President -- Midwest Division of Kimco                        -0-

Michael V. Pappagallo                    Chief Financial Officer of Kimco                              -0-

                                                             Page 10 of 10 pages


                 Name                           Principal Occupation or Employment            Shares Beneficially
                 ----                           ----------------------------------            -------------------
                                                                                                     Owned(1)
                                                                                                     --------
Josh Smith                               President - Western Division of Kimco                         -0-

Joel Yarmak                              Vice President - Financial Operations of Kimco                -0-

----------------

1 All of such Shares were received in the Distribution and no consideration was paid therefor.

2 Does not include 14,135 Shares beneficially owned by Mr. Kimmel's wife or 3,127 by a trust for the benefit of Mr. Kimmel's son, for which Mr. Cooper serves as trustee, as to which Mr. Kimmel disclaims beneficial interest. Such Shares were received in the Distribution and no consideration was paid therefor.

2.       Executive Officers & Directors of Services.

             Name                           Principal Occupation or Employment                 Shares Beneficially
             ----                           ----------------------------------                 -------------------
                                                                                                      Owned
                                                                                                      -----
Martin Kimmel                   Director of Services(1)                                            10,487(2)(3)

Sol Denbaum                     Director of Services; Vice President - Maintenance                     -0-
                                (retired) of Kimco

Arthur Friedman                 Director and Secretary of Services; Certified Public                   -0-
                                Accountant

Michael V. Pappagallo           Chief Financial Officer of Services1                                   -0-

----------------

1 Set forth are the positions held by such individuals of Services. The principal occupation or employment of each such individual is as set forth under "1. Executive Officers & Directors of Kimco."

2 All of such Shares were received in the Distribution and no consideration was paid therefor.

3 Does not include 14,135 Shares beneficially owned by Mr. Kimmel's wife or 3,127 by a trust for the benefit of Mr. Kimmel's son, for which Mr. Cooper serves as trustee, as to which Mr. Kimmel disclaims beneficial interest. Such Shares were received in the Distribution and no consideration was paid therefor.